UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (646) 749 0591

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On July 16, 2025, High-Trend International Group (the “Registrant” or the “Company”) held its Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, the shareholders voted to approve (1) the proposal that effective immediately following the close of the Meeting, every 25 issued and unissued class A ordinary shares of a par value of US$0.0001 each and every 25 issued and unissued class B ordinary shares of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 class A ordinary share of a par value of US$0.0025 and 1 class B ordinary share of a par value of US$0.0025, respectively (each a “Consolidated Share”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the third amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed from US$50,000 divided into 497,500,000 class A ordinary shares of a par value of US$0.0001 each and 2,500,000 class B ordinary shares of a par value of US$0.0001 each, to US$50,000 divided into 19,900,000 class A ordinary shares of a par value of US$0.0025 each and 100,000 class B ordinary shares of a par value of US$0.0025 each; (2) the proposal that effective immediately following the close of the Meeting, the authorized share capital of the Company be increased by the creation of an additional 470,000,000 class A ordinary shares of a par value of US$0.0025 each and 10,000,000 class B ordinary shares of a par value of US$0.0025 each to rank pari passu in all respects with the existing class A ordinary shares and class B ordinary shares, respectively (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company shall be changed from US$50,000 divided into 19,900,000 class A ordinary shares of a par value of US$0.0025 each and 100,000 class B ordinary shares of a par value of US$0.0025 each, to US$1,250,000 divided into 489,900,000 class A ordinary shares of a par value of US$0.0025 each and 10,100,000 class B ordinary shares of a par value of US$0.0025 each; and (3) the proposal that effective immediately following the close of the Meeting, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association annexed to the notice of the Meeting.

Issuance of Press Release

On July 17, 2025, the Company issued a press release regarding the Meeting. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1

Exhibits

Exhibit No.	Description of Exhibit
3.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated July 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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